SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
From: April 26, 2006
IVANHOE MINES LTD.
(Translation of Registrant’s Name into English)
Suite 654 – 999 CANADA PLACE, VANCOUVER, BRITISH COLUMBIA V6C 3E1
(Address of Principal Executive Offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☐	Form 40-F ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes: ☐	No: ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .)
Enclosed:
Press Release

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IVANHOE MINES LTD.
Date: April 26, 2006	By:	/s/ Beverly A. Bartlett
BEVERLY A. BARTLETT
Corporate Secretary

April 26, 2006
IVANHOE MINES TO VEND ITS MONGOLIAN COAL DIVISION INTO ASIA GOLD
IN EXCHANGE FOR MAJORITY OWNERSHIP OF ASIA GOLD
SINGAPORE — Gene Wusaty, President of the Coal Division of Ivanhoe Mines Ltd. (IVN: TSX, NYSE, NASDAQ), and David Owens, President of Asia Gold Corp. (ASG: TSX-V), announced today that the two companies have reached an agreement in principle for Asia Gold to acquire Ivanhoe Mines’ Coal Division in exchange for 82,576,383 common shares of Asia Gold. The proposed transaction would result in Asia Gold becoming a majority-owned, publicly-traded subsidiary of Ivanhoe Mines, and having a coal division and a mineral exploration division.
The transaction would result in Ivanhoe Mines owning approximately 91.4% of the issued and outstanding common shares of Asia Gold and 88.8% on a fully diluted basis. As part of the transaction, Ivanhoe Mines has agreed to extend an interim working line of credit to Asia Gold of up to US$10 million.
The transaction is subject to the signing of a definitive agreement, approval from the TSX Venture Exchange and fulfillment of all other applicable regulatory and stock exchange requirements. Ivanhoe Mines currently owns approximately 47% of the issued and outstanding common shares of Asia Gold and, as such, the transaction will constitute a “related party transaction”. Consequently, Asia Gold’s participation in the transaction will be subject to the prior approval of Asia Gold’s minority shareholders at a special meeting to be convened for that purpose.
About Ivanhoe Mines
Ivanhoe Mines is an international mining company with operations focused in the Asia Pacific region. Ivanhoe Mines’ core assets are its Oyu Tolgoi copper and gold project in southern Mongolia, and extensive mineral rights that it holds or controls in Mongolia, where coal, copper and gold discoveries are being evaluated. Ivanhoe Mines also is exploring for copper and gold in the Chinese province of Inner Mongolia and in Australia. Information on Ivanhoe Mines’ Coal Division is in the company’s February 14, 2006, news release, available at www.ivanhoemines.com.
Ivanhoe Mines’ shares are listed on the Toronto and New York stock exchanges and NASDAQ under the symbol IVN.
About Asia Gold
Asia Gold is a Canadian mineral exploration and development company focused on exploring for copper, gold and coal in Mongolia where the company holds mineral rights over approximately 25,000 square kilometres. In 2005, Asia Gold discovered the Khongor porphyry copper-gold prospect and the Naran Bulag high-grade gold veins in the Gobi region of southern Mongolia. A combined drill program on these discoveries was recently commenced. In addition the company has an option agreement with BHP Billiton covering a 7,600-square-kilometre area that is prospective for copper, gold and coal deposits. Asia Gold also has copper and gold projects in Indonesia and Bulgaria that are being evaluated.

Ivanhoe Mines and BHP Billiton currently own approximately 47% and 7% respectively of the issued and outstanding shares of Asia Gold.
Asia Gold shares are listed on the TSX Venture Exchange under the symbol ASG.
Information contacts
Ivanhoe Mines: Investors: Bill Trenaman: +1.604.688.5755 / Media: Bob Williamson: +1.604.688.5755.
Website: www.ivanhoemines.com
Asia Gold: Investors: Steven Feldman +1 604 681-6799. Website: www.asiagold.com
The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy or this release.
Forward-Looking Statements: This document includes forward-looking statements. Forward-looking statements include, but are not limited to, statements concerning the proposed transaction between Ivanhoe and Asia Gold, planned coal exploration and development programs, pre-feasibility studies and planned mining, and other statements that are not historical facts. When used in this document, the words such as “could, “ “plan, “ “estimate,” “expect,” “intend,” “may,” “potential,” “should,” and similar expressions are forward-looking statements. Although Ivanhoe Mines and Asia Gold both believe that the expectations reflected in these forward-looking statements are reasonable, such statements involve risks and uncertainties and no assurance can be given that actual results will be consistent with these forward-looking statements. Important factors that could cause actual results to differ from these forward-looking statements are disclosed under the heading “Risk Factors” and elsewhere in their respective filings with Canadian securities regulators and, in the case of Ivanhoe Mines, with US securities regulators.